Exhibit 99.2

UNITED STATES BANKRUPTCY COURT NORTHERN DISTRICT OF GEORGIA ATLANTA DIVISION

IN RE: : Case No. 11-79079-PWB

:

CDC CORPORATION, : Chapter 11

: Debtor. :

:

MOTION TO STAY PENDING APPEAL

COMES NOW, CDC Software Corporation (“CDC Software”), by and through its undersigned attorneys, and files this Motion to Stay Pending Appeal, with regard to Order Granting Motion by Debtor to Approve, Nunc Pro Tunc, the Exercise by Debtor of its Right of its Right to Vote Shares of Wholly-owned Subsidiary, CDC Software International Corporation, to

Reconstitute Board of Directors [Doc. No . 147] (the “Order”). In support thereof, CDC Software respectfully represents as follows:

MOTION

Pursuant to Federal Rule of Bankruptcy Procedure 8005, CDC Software files this Motion to Stay Pending Appeal. CDC Software intends to seek expedited relief before the United States District Court for the Northern District of Georgia. In the interim, CDC Software respectfully requests that this Court stay the terms and provisions of the Order, because (i) CDC Software has a substantial likelihood of success on the merits of its appeal; (ii) CDC Software and the shareholders of the Debtor will suffer great harm absent a stay; (iii) the Debtor will not be harmed by a stay of the Order pending resolution of CDC Software’s appeal; and (iv) the public interest is not harmed by a stay of the Order pending appeal. In support thereof, CDC Software files its Brief in support the Motion, attached hereto.

WHEREFORE, CDC Software respectfully requests that this Court enter an order:

(i) Staying the Order pending the adjudication of CDC Software’s appeal of the Order;

and

(ii) Granting such other and further relief as is just under the circumstances.

Dated: February 13, 2012. /s/ John F. Isbell
John F. Isbell

Georgia Bar No. 384883
John.Isbell@ThompsonHine.com
Russell J. Rogers
Georgia Bar No. 002278
Russell.Rogers@thompsonhine.com

Garrett A. Nail

Georgia Bar No. 997924
Garrett.Nail@ThompsonHine.com

THOMPSON HINE LLP
3560 Lenox Road, Suite 1600
Atlanta, Georgia 30326
T: 404-541-2900
F: 404-521-2905

Counsel for CDC Software Corporation

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing was electronically filed this 13th day of

February 2012, and served via electronic mail on the following parties:

James H. Morawetz, Esq.
75 Spring Street, SW Atlanta, Georgia 30303

James C. Cifelli, Esq. Greg Ellis, Esq.
William D. Matthews, Esq.
Lamberth, Cifelli, Stokes, Ellis, Nason PA
3343 Peachtree Road, NE, Suite 550
Atlanta, Georgia 30326

Jeffrey W. Kelley, Esq. Stephen S. Roach, Esq. Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308

Jacob A. Maurer, Esq. Robert D. Wildstein, Esq.
Bodker Ramsey Andrews Winograd

Wildstein, P.C.

3490 Piedmont Road, N.W., Suite 1400
Atlanta, Georgia 30305-4808

Bern Steves, Esq.
California Business Law Office
19925 Stevens Creek Boulevard
Cupertino, California 95014

Michael H. Goldstein, Esq. Greenberg Traurig, LLP
2450 Colorado Avenue, Suite 400E Santa Monica, California 90404

Lee B. Hart, Esq. Greenberg Traurig, LLP The Forum, Suite 400
3290 Northside Parkway
Atlanta, Georgia 30327
Thomas J. Fleming, Esq.
Golshan Grundman Frome Rosenweig

& Wolosky, LLP Park Avenue Tower

65 East 55th Street
New York, New York 10022

J. Robert Williamson, Esq. John T. Sanders, IV, Esq. Scroggins & Williamson, P.C.
1500 Candler Building
127 Peachtree Street, N.E. Atlanta, Georgia 30303

Timothy T. Brock, Esq. Aaron M. Zeisler, Esq. Abigail Snow, Esq.
Satterlee Stephens Burke & Burke LLP
230 Park Avenue, 11th Floor
New York, New York 10169

C. Edward Dobbs, Esq. James S. Rankin, Jr., Esq. Parker, Hudson, Rainer, Dobbs
285 Peachtree Center Ave, Suite 1500
Atlanta, Georgia 30303

Gus H. Small, Esq.
Anna M. Humnicky, Esq.
Cohen Pollock Merlin & Small, P.C.
3350 Riverwood Parkway, Suite 1600
Atlanta, Georgia 30339

Brent W. Herrin, Esq.
3350 Riverwood Parkway, Suite 1600
Atlanta, Georgia 30339

Alan E. Gamza, Esq. Moses & Singer LLP
405 Lexington Avenue
New York, New York 10174

Dated: February 13, 2012.

/s/ John F. Isbell

John F. Isbell